UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayers’ Registry No. (CNPJ/MF) 02,558,134/0001-58

BOARD OF TRADE (NIRE) NO. 33 300 26253-9

EXCERPT OF ITEM 1 FROM THE MINUTES OF THE MEETING OF THE FISCAL COUNCIL,

HELD ON MARCH 11, 2010.

As secretary of the meeting of the Fiscal Council, held on this day, I CERTIFY that Item 1 of the Agenda “Assess the Results for 2009”, of the Minutes of the Meeting of the Fiscal Council of Tele Norte Leste Participações S.A. (“TNL”), held on March 11, 2010, at 1:00pm, at Rua Humberto de Campos No. 425, 8th floor, Leblon, in the City of Rio de Janeiro, reads as follows:

“Regarding Item 1 of the Agenda, Mr. Alex Waldemar Zornig presented the consolidated financial statements of the Company, detailing the balance sheet, cash flow and results for 2009. The members of the Fiscal Council asked the independent auditors as to the need to increase the amount provisioned for contingencies of the Company’s subsidiary Brasil Telecom S.A., which was the subject of a material fact on January 14. Mr. Marco Antonio Brandão Simurro explained that the increase was due to new facts that arose in 2009 and that such increase was based on legal opinions. After the matter had been discussed, and based on the information given by the Company’s management and the representative of the independent auditors as to the requested adjustments, the Council approved the Financial Statements and other related documents, pursuant to Article 133 of Law No. 6,404/76, for the fiscal year ended December 31, 2009. The Fiscal Council also approved that such Financial Statements and related documents be presented at the General Shareholders’ Meeting to be held on April 30, 2010, according to the Opinion of the Fiscal Council hereto attached. Lastly, the Company informed that due to the adjustment to the provisions for civil contingencies, resulting from financial participation agreements, the quarterly information for the periods ended on June 30, 2009, and September 30, 2009, will be restated.”

A majority of the members of the Fiscal Council were in attendance, and the following signed the minutes: /s/ Sérgio Bernstein - Chairman, Allan Kardec de Melo Ferreira, Pedro Júlio Pinheiro and Fernando Linhares Filho.

Rio de Janeiro, March 11, 2010.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

TELE NORTE LESTE PARTICIPAÇÕES S/A.

Opinion of the Fiscal Council

The Fiscal Council of TELE NORTE LESTE PARTICIPAÇÕES S.A., pursuant to the duties established by Paragraphs II and VII of Article 33 of the Company’s Bylaws and to Article 163 of Law No. 6,404/76, has examined the Company’s financial statements, balance sheet, proposal for distribution of dividends and other statements prepared by the Company with regard to the year ended December 31, 2009. Based on the examined documents, the opinion of the Independent Auditors, Deloitte Touche Tohmatsu Brasil, and the information given by representatives of the Company and by the independent auditors, the members of the Fiscal Council, as signed below, have concluded that the aforementioned financial statements adequately express the Company’s financial situation and results. Pursuant to Article 163 of Law No. 6,404/76, the members of the Fiscal Council approved that the aforementioned documents be submitted for approval at the General Shareholders’ Meeting of TELE NORTE LESTE PARTICIPAÇÕES S/A, to be held on April 30, 2010.

Rio de Janeiro, March 11, 2010.

Members:

Sérgio Bernstein Chairman of the Fiscal Council	Allan Kardec de Melo Ferreira

Pedro Júlio Pinheiro	Fernando Linhares Filho

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer